

November 30, 2011

<u>Via E-mail</u>
Paul A. Scoff
Vice President, General Counsel, and Secretary
Sprague Resources LP
c/o Sprague Energy Corp.
Two International Drive, Suite 200
Portsmouth, New Hampshire 03801

> **Re: Sprague Resources LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-175826**

Dear Mr. Scoff:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>General</u>

1. We remind you of prior comments 1, 2, 4, 8, and 15 from our letter dated August 22, 2011. We also remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than those allowed by Rule 430A, including information regarding the price range.

2. We note your disclosure at page 5 regarding the shortfalls for the quarters ended June 30, 2011 and September 30, 2011, and for the year ended December 31, 2010. Please include such disclosure on your prospectus cover page.

Our Cash Distribution Policy and Restrictions on Distributions, page 52

Assumptions and Considerations, page 61

3. Please update your table on page 65 to reflect the most recently available NYMEX forward prices and revise your filing accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Catherine S. Gallagher
        Vinson & Elkins LLP